Exhibit 99.2

EXECUTION VERSION

TAX MATTERS AGREEMENT

between

Lockheed Martin Corporation,

on behalf of itself

and the members

of the Lockheed Martin Group,

and

Abacus Innovations Corporation

on behalf of itself

and the members

of the Spinco Group

and

Leidos Holdings, Inc.

on behalf of itself

and the members

of the Leidos Group

Dated as of January 26, 2016

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (the “Agreement”) is entered into as of January 26, 2016 between Lockheed Martin Corporation (“LMC”), a Maryland corporation, on behalf of itself and the members of the Lockheed Martin Group, Abacus Innovations Corporation (“Spinco”), a Delaware corporation, on behalf of itself and the members of the Spinco Group, and Leidos Holdings, Inc. (“RMT Parent”), a Delaware corporation, on behalf of itself and the members of the Leidos Group.

WITNESSETH:

WHEREAS, pursuant to the Tax laws of various jurisdictions, certain members of the Spinco Group presently file certain Tax Returns on an affiliated, consolidated, combined, unitary, fiscal unity or other group basis (including as permitted by Section 1501 of the Internal Revenue Code of 1986, as amended (the “Code”)) with certain members of the Lockheed Martin Group;

WHEREAS, LMC and Spinco have entered into a Separation Agreement, dated as of the date hereof (the “Separation Agreement”) and a Merger Agreement, dated as of the date hereof (the “Merger Agreement”) pursuant to which the Internal Reorganization, the Spinco Transfer, the Distribution and the Merger and other related transactions will be consummated;

WHEREAS, the Internal Reorganization, the Spinco Transfer, the LMC Cash Distribution, the Distribution and the Merger are intended to qualify for the Tax-Free Status;

WHEREAS, LMC, RMT Parent and Spinco desire to set forth their agreement on the rights and obligations of LMC, Spinco, RMT Parent and the members of the Lockheed Martin Group, the Spinco Group, and Leidos Group respectively, with respect to (A) the administration and allocation of federal, state, local and foreign Taxes incurred in Taxable periods beginning prior to the Distribution Date, as defined below, (B) Taxes resulting from the Distribution and transactions effected in connection with the Distribution and (C) various other Tax matters;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:

SECTION 1. Definitions.

(a) As used in this Agreement:

“2016 Awards” shall mean any and all (i) restricted stock units granted by LMC on or after January 1, 2016, which restricted stock units shall be converted into RMT Parent restricted stock units in accordance with the Merger Agreement, (ii) cash-based long-term incentive performance awards granted by LMC on or after January 1, 2016 under LMC’s Long-Term Incentive Cash Plan and (iii) cash-based long-term incentive performance awards granted by LMC on or after January 1, 2016 under LMC’s Key Employee Engagement Plan.

“Active Trade or Business” shall have the meaning ascribed to the Spinco Business in the Separation Agreement.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such specified Person. For purposes of determining whether a Person is an Affiliate, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise. It is expressly agreed that, from and after the Distribution Date, no member of the Lockheed Martin Group shall be deemed to be an Affiliate of any member of the Spinco Group, and no member of the Spinco Group shall be deemed to be an Affiliate of any member of the Lockheed Martin Group.

“Agreement” shall have the meaning ascribed thereto in the preamble.

“Alternative Spinco Commitment Letter” shall have the meaning ascribed to it in the Merger Agreement.

“Applicable Law” (or “Applicable Tax Law,” as the case may be) shall mean, with respect to any Person, any federal, state, county, municipal, local, multinational or foreign statute, treaty, law, common law, ordinance, rule, regulation, order, writ, injunction, judicial decision, decree, permit or other legally binding requirement of any Governmental Authority applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person).

“Business” shall mean the LMC Business or the Spinco Business, as the case may be.

“Business Day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“CAP” shall mean the IRS Compliance Assurance Process.

“Closing” shall have the meaning ascribed to it in the Separation Agreement.

“Closing of the Books Method” shall mean the apportionment of items between portions of a Taxable period based on a closing of the books and records on the close of the Distribution Date (in the event that the Distribution Date is not the last day of the Taxable period, as if the Distribution Date were the last day of the Taxable period), subject to adjustment for items accrued on the Distribution Date that are properly allocable to the Taxable period following the Distribution, as determined by LMC in its reasonable discretion, after consultation with RMT Parent; provided that any items not susceptible to such apportionment shall be apportioned on the basis of elapsed days during the relevant portion of the Taxable period.

“Code” shall have the meaning ascribed thereto in the recitals.

“Combined Group” shall mean any group that filed or was required to file (or will file or be required to file) a Tax Return on an affiliated, consolidated, combined, unitary, fiscal unity or other group basis (including as permitted by Section 1501 of the Code) that includes at least one member of the Lockheed Martin Group and at least one member of the Spinco Group.

“Combined Tax Return” shall mean a Tax Return filed in respect of federal, state, local or foreign income Taxes for a Combined Group, or any other affiliated, consolidated, combined, unitary, fiscal unity or other group basis (including as permitted by Section 1501 of the Code) Tax Return of a Combined Group.

“Company” shall mean LMC, Spinco or RMT Parent (or the appropriate member of each of their respective Groups), as appropriate.

“Compensatory Equity Interests” shall mean any options, stock appreciation rights, restricted stock, stock units or other rights with respect to LMC stock that are granted on or prior to the Distribution Date by any member of the Lockheed Martin Group in connection with employee, independent contractor or director compensation or other employee benefits (including, for the avoidance of doubt, options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other rights issued in respect of any of the foregoing by reason of the Distribution or any subsequent transaction).

“Disqualifying Action” shall mean a LMC Disqualifying Action or Spinco Disqualifying Action.

“Distribution” shall mean the distribution by LMC to its stockholders of all of the common stock of Spinco that is held by LMC pursuant to the Separation Agreement.

“Distribution Date” shall mean the date on which the Distribution occurs.

“Distribution Effective Time” shall have the meaning ascribed to it in the Separation Agreement.

“Distribution Taxes” shall mean any Taxes incurred solely as a result of the failure of the Tax-Free Status of the Internal Reorganization, the Spinco Transfer, the LMC Cash Distribution or the Distribution.

“Equity Interests” shall mean any stock or other securities treated as equity for Tax purposes, options, warrants, rights, convertible debt, or any other instrument or security that affords any Person the right, whether conditional or otherwise, to acquire stock or to be paid an amount determined by reference to the value of stock.

“Escheat Payment” shall mean any payment required to be made to a Governmental Authority pursuant to an abandoned property, escheat or similar law.

“Federal Acquisition Regulation” shall mean Title 48, Chapter 1, of the United States Code of Federal Regulations.

“Final Determination” shall mean (i) with respect to federal income Taxes, (A) a “determination” as defined in Section 1313(a) of the Code (including, for the avoidance of doubt, an executed IRS Form 906), (B) the execution of an IRS Form 870-AD (or any successor form thereto), as a final resolution of Tax liability for any Taxable period, except that a Form 870-AD (or successor form thereto) that reserves the right of the taxpayer to file a claim for refund or the right of the IRS to assert a further deficiency shall not constitute a Final Determination with respect to the item or items so reserved, or (C) the execution of a CAP Issue Resolution Agreement (or any similar or successor agreement); (ii) with respect to Taxes other than federal income Taxes, any final determination of liability in respect of a Tax that, under Applicable Tax Law, is not subject to further appeal, review or modification through proceedings or otherwise; (iii) with respect to any Tax, any final disposition by reason of the expiration of the applicable statute of limitations (giving effect to any extension, waiver, or mitigation thereof); or (iv) with respect to any Tax, the payment of such Tax by any member of the Lockheed Martin Group, any member of the Spinco Group or any member of the Leidos Group, whichever is responsible for payment of such Tax under Applicable Tax Law, with respect to any item disallowed or adjusted by a Taxing Authority; provided, in the case of this clause (iv), that the provisions of Section 15 hereof have been complied with, or, if such section is inapplicable, that the Company responsible under this Agreement for such Tax is notified by the Company paying such Tax that it has determined that no action should be taken to recoup such disallowed item, and the other Company agrees with such determination.

“Final Net Working Capital Amount” shall have the meaning ascribed to it in the Separation Agreement.

“Financing Agreement” shall have the meaning ascribed to it in the Merger Agreement.

“Government Contract” shall have the meaning ascribed to it in the Separation Agreement.

“Governmental Authority” shall mean any multinational, foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Group” shall mean the Spinco Group, the Lockheed Martin Group or the Leidos Group, as appropriate.

“Indemnified Party” shall mean the party which is entitled to seek indemnification from another party pursuant to the provisions of Section 12.

“Indemnifying Party” shall mean the party from which another party is entitled to seek indemnification pursuant to the provisions of Section 12.

“Internal Reorganization” shall mean the reorganization of certain businesses, assets and liabilities of the Lockheed Martin Group and the Spinco Group to be completed before the Distribution Effective Time, as described in the Separation Agreement.

“IRS” shall mean the United States Internal Revenue Service.

“Leidos Group” shall mean RMT Parent and each of its direct and indirect Subsidiaries immediately prior to the Merger and, after the Merger, the entities comprising the Spinco Group, including any predecessors or successors thereto (other than those entities comprising the Lockheed Martin Group). For the avoidance of doubt, any reference herein to the “members” of the Leidos Group shall include RMT Parent.

“LMC” shall have the meaning ascribed thereto in the preamble.

“LMC Business” shall mean the business conducted by LMC and its Affiliates, other than the Spinco Business.

“LMC Cash Distribution” shall have the meaning ascribed to Parent Cash Distribution in the Separation Agreement.

“LMC Disqualifying Action” shall mean (a) any action (or the failure to take any action) within its control by any member of the Lockheed Martin Group (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions) that, (b) any event (or series of events) involving the capital stock of LMC or any assets of any member of the Lockheed Martin Group that, or (c) any breach by any member of the Lockheed Martin Group of any representation, warranty or covenant made by them in this Agreement that, in each case would affect the Tax-Free Status; provided, however, the term “LMC Disqualifying Action” shall not include any action described in any Transaction Document, the Spinco Commitment Letter, the Financing Agreements or the Alternative Spinco Commitment Letter, or that is undertaken pursuant to the Internal Reorganization, the Spinco Transfer, the LMC Cash Distribution, or the Distribution or the Merger.

“LMC Separate Tax Return” shall mean any Tax Return that is required to be filed by, or with respect to, a member of the Lockheed Martin Group that is not a Combined Tax Return.

“Lockheed Martin Group” shall mean LMC and each of its direct and indirect Subsidiaries immediately after the Distribution, including any predecessors or successors thereto (other than those entities comprising the Spinco Group or the Leidos Group). For the avoidance of doubt, any reference herein to the “members” of the Lockheed Martin Group shall include LMC.

“Merger” shall have the meaning ascribed thereto in the Merger Agreement.

“Merger Agreement” shall have the meaning ascribed thereto in the recitals.

“Merger Effective Time” shall have the meaning ascribed thereto in the Merger Agreement.

“Merger Sub” shall have the meaning ascribed to it in the Merger Agreement.

“Minority-Owned Subsidiaries” shall mean Kwajalein Range Services, LLC, Consolidated Nuclear Security, LLC and Mission Support Alliance, LLC.

“Person” shall have the meaning ascribed to it in Section 7701(a)(1) of the Code.

“Post-Distribution Period” shall mean any Taxable period (or portion thereof) beginning after the Distribution Date.

“Pre-Distribution Period” shall mean any Taxable period (or portion thereof) ending on or before the Distribution Date.

“RMT Parent” shall have the meaning ascribed thereto in the preamble.

“RMT Parent Capital Stock” shall mean any shares of common stock (including RMT Parent Common Stock), preferred stock, restricted stock, restricted stock units (including RMT Parent RSUs), stock appreciation rights (including RMT Parent Stock Options), stock-based performance units (including RMT Parent Performance Share Units), phantom units, capital stock equivalents or similar synthetic instruments or other capital stock or nominal interests in RMT Parent, including any stock, other securities or interests that could be treated as equity for purposes of Section 355 of the Code, or that would be treated as an option under Treasury regulations section 1.355-7(e).

“RMT Parent Common Stock” shall have the meaning ascribed to it in the Merger Agreement.

“RMT Parent Compensatory Equity Interests” shall mean any options, stock appreciation rights, restricted stock, stock units or other rights with respect to RMT Parent Stock that are granted on or prior to the Merger Effective Time by any member of the Leidos Group in connection with employee, independent contractor or director compensation or other employee benefits (including, for the avoidance of doubt, options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other rights issued in respect of any of the foregoing by reason of the Merger or any subsequent transaction).

“RMT Parent Performance Share Units” shall have the meaning ascribed to it in the Merger Agreement.

“RMT Parent RSUs” shall have the meaning ascribed to it in the Merger Agreement.

“RMT Parent Stock Options” shall have the meaning ascribed to it in the Merger Agreement.

“Separation Agreement” shall have the meaning ascribed thereto in the recitals.

“Specified Spinco Pre-Closing Tax Matters” shall mean any (i) adjustment pursuant to Section 481 of the Code as a result of a change in accounting method, (ii) a closing agreement as described in Section 7121 of the Code executed on or prior to the Distribution, (iii) an installment sale or open transaction disposition made on or prior to the Distribution, (iv) a prepaid amount received on or prior to the Distribution, or (v) election under Section 108(i) of the Code, or (vi) corresponding or similar item under any provision of state, local or foreign Tax Law.

“Specified Tax Matters” shall mean the matters listed on Schedule A.

“Spinco” shall have the meaning ascribed thereto in the preamble.

“Spinco Business” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Commitment Letter” shall have the meaning ascribed to it in the Merger Agreement.

“Spinco Disqualifying Action” shall mean (a) any action (or the failure to take any action) within its control by any member of the Spinco Group (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions) that, (b) any event (or series of events) involving the capital stock of Spinco or any assets of any member of the Spinco Group that, or (c) any breach by any member of the Spinco Group of any representation, warranty or covenant made by them in this Agreement that, in each case would affect the Tax-Free Status; provided, however, the term “Spinco Disqualifying Action” shall not include any action described in any Transaction Document, the Spinco Commitment Letter, the Financing Agreements or the Alternative Spinco Commitment Letter, or that is undertaken pursuant to the Internal Reorganization, the Spinco Transfer, the LMC Cash Distribution, the Distribution or the Merger; provided further, that from and after the Merger Effective Time, the definition of “Spinco Disqualifying Action” shall be read as applying to RMT Parent in addition to Spinco, substituting “RMT Parent” in each place that “Spinco” appears for this purpose.

“Spinco Group” shall mean Spinco, each of its direct and indirect Subsidiaries and the Minority-Owned Subsidiaries immediately after the Distribution, including any predecessors or successors thereto (other than those entities comprising the Lockheed Martin Group). For the avoidance of doubt, any reference herein to the “members” of the Spinco Group shall include Spinco.

“Spinco SAG” shall mean a group made up of one or more chains of includible corporations connected through stock ownership if Spinco owns directly stock meeting the Stock Ownership Requirement in at least one other includible corporation, and stock meeting the Stock Ownership Requirement in each of the includible corporations (except Spinco) is owned directly by one or more of the other includible corporations.

“Spinco Separate Tax Return” shall mean any Tax Return that is required to be filed by, or with respect to, any member of the Spinco Group that is not a Combined Tax Return.

“Spinco Special Cash Payment” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Transfer” shall mean the contribution of the Transferred Assets, as defined in the Separation Agreement, by LMC to Spinco in consideration for the transfer of the common stock of Spinco, the transfer to LMC of the Spinco Special Cash Payment, as defined in the Separation Agreement, and the assumption of the Assumed Liabilities, as defined in the Separation Agreement, in each case, in accordance with the Separation Agreement.

“Stock Ownership Requirement” shall mean, with respect to a corporation, stock owned representing at least 80% of the total voting power and at least 80% of the total value of the stock of such corporation.

“Subsidiary” shall mean, with respect to any Person, any other Person of which the specified Person, either directly or through or together with any other of its Subsidiaries, owns more than 50% of the voting power in the election of directors or their equivalents, other than as affected by events of default.

“Tax” (and the correlative meaning, “Taxes,” “Taxing” and “Taxable”) shall mean (i) any tax, including any net income, gross income, gross receipts, recapture, alternative or add-on minimum, sales, use, business and occupation, business, professional and occupational license, value-added, trade, goods and services, ad valorem, franchise, profits, license, business royalty, withholding, payroll, employment, capital, excise, transfer, recording, severance, stamp, occupation, premium, property, asset, real estate acquisition, environmental, custom duty, impost, obligation, assessment, levy, tariff or other tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, any Escheat Payment), together with any interest and any penalty, addition to tax or additional amount imposed by a Taxing Authority; or (ii) any liability of any member of the Lockheed Martin Group, the Spinco Group or the Leidos Group for the payment of any amounts described in clause (i) as a result of any express or implied obligation to indemnify any other Person.

“Tax Attribute” shall mean a net operating loss, net capital loss, unused foreign tax credit, excess charitable contribution, unused general business credit, alternative minimum tax credit, or any other Tax Item that could reduce a Tax liability.

“Tax Benefit” shall mean any refund of Taxes (or credit or offset in lieu thereof).

“Tax Counsel” shall mean Davis Polk & Wardwell LLP and Skadden, Arps, Slate, Meagher & Flom LLP.

“Tax-Free Status” shall mean the qualification of (i) the Spinco Transfer and the Distribution, taken together, as a reorganization described in Section 368(a)(1)(D) of the Code and of each of LMC and Spinco as a “party to the reorganization” within the meaning of Section 368(b) of the Code, (ii) the Distribution, as such, as a distribution of Spinco common stock to LMC’s stockholders pursuant to Section 355 of the Code, (iii) the Merger not causing Section 355(e) of the Code to apply to the Distribution, (iv) the LMC Cash Distribution as money distributed to LMC creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Code, (v) the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and of each of RMT Parent, Merger Sub and Spinco as a “party to the reorganization” within the meaning of Section 368(b) of the Code, and (vi) the transactions described on Schedule B as being free from Tax to the extent set forth therein. Such term does not include, in the case of the Lockheed Martin Group or the Spinco Group, any intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated under Section 1502 of the Code.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable.

“Tax Proceeding” shall mean any Tax audit, dispute, examination, contest, litigation, arbitration, action, suits, claim, cause of action, review, inquiry, assessment, hearing, complaint, demand, investigation or proceeding (whether administrative, judicial or contractual).

“Tax-Related Losses” shall mean, with respect to any Taxes imposed pursuant to any settlement, determination, judgment or otherwise: (i) all accounting, legal and other professional fees, and court costs incurred in connection with such Taxes, as well as any other out-of-pocket costs incurred in connection with such Taxes and (ii) all damages, costs, and expenses associated with stockholder litigation or controversies and any amount paid by any member of the Lockheed Martin Group, any member of the Spinco Group or any member of the Leidos Group in respect of the liability of stockholders, whether paid to stockholders or to the IRS or any other Taxing Authority, in each case, resulting from the failure of the Tax-Free Status of the Internal Reorganization, the Spinco Transfer, the LMC Cash Distribution or the Distribution.

“Tax Representation Letters” shall have the meaning ascribed thereto in the Merger Agreement.

“Tax Return” shall mean any Tax return, statement, report, form, election, bill, certificate, claim or surrender (including estimated Tax returns and reports, extension requests and forms, and information returns and reports), or statement or other document or written information filed or required to be filed with any Taxing Authority, including any amendment thereof (solely for purposes of Section 4), appendix, schedule or attachment thereto.

“Taxing Authority” shall mean any Governmental Authority (domestic or foreign), including, without limitation, any state, municipality, political subdivision or governmental agency, responsible for the imposition, assessment, administration, collection, enforcement or determination of any Tax.

“Transaction Documents” shall have the meaning ascribed to it in the Separation Agreement.

“Transfer Taxes” shall mean all U.S. federal, state, local or foreign sales, use, privilege, transfer, documentary, stamp, duties, real estate transfer, controlling interest transfer, recording and similar Taxes and fees (including any penalties, interest or additions thereto) imposed upon any member of the Lockheed Martin Group, any member of the Spinco Group or any member of the Leidos Group in connection with the Internal Reorganization, the Spinco Transfer or the Distribution.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceleration Tax Benefit	Section 8(d)
Agreed Tax Representation Letter	Section 3(c)
CAP Proceeding	Section 15(b)
Due Date	Section 13(a)
Final Allocation	Section 6(b)
Final Internal Reorganization Plan	Section 3(b)
Internal Reorganization Plan	Section 3(b)
Internal Tax-Free Transactions	Schedule B
LMC Tax Proceeding	Section 15(b)
Past Practices	Section 5(f)(i)
Proposed Allocation	Section 6(b)
Section 336(e) Election	Section 11
Spinco 951(a) Taxes	Section 4(b)(i)
Similar Matter	Section 14(d)
Tax Arbiter	Section 23
Tax Benefit Recipient	Section 9(c)
USG	Section 14(d)(iii)

(c) All capitalized terms used but not defined herein shall have the same meanings as in the Separation Agreement. Any term used in this Agreement which is not defined in this Agreement or the Separation Agreement shall, to the extent the context requires, have the meaning assigned to it in the Code or the applicable Treasury Regulations thereunder (as interpreted in administrative pronouncements and judicial decisions) or in comparable provisions of Applicable Tax Law.

SECTION 2. Sole Tax Sharing Agreement. Any and all existing Tax sharing agreements or arrangements, written or unwritten, between any member of the Lockheed Martin Group, on the one hand, and any member of the Spinco Group, on the other hand, if not previously terminated, shall be terminated as of the Distribution Date without any further action by the parties thereto. Following the Distribution, no member of the Spinco Group or the Lockheed Martin Group shall have any further rights or liabilities thereunder, and, except for Section 3.05 of the Transition Services Agreement—Parent to Spinco, Section 3.05 of the Transition Services Agreement—Spinco to Parent, Section 24(e) of the Standard Terms and Conditions (as defined in the Shared Contracts Agreement – Shared Contracts (Spinco Companies), the Shared Contracts Agreement – Shared Contracts (Parent Companies), the Supply Agreement (Parent to Spinco) and the Supply Agreement (Spinco to Parent)) and Section 3.02 of the Employee Matters Agreement, this Agreement shall be the sole Tax sharing agreement between the members of the Spinco Group or the Leidos Group, on the one hand, and the members of the Lockheed Martin Group, on the other hand.

SECTION 3. Certain Pre-Closing Matters.

(a) From the date hereof until the Distribution Effective Time, RMT Parent shall cooperate in good faith with any reasonable request by LMC, at LMC’s sole cost and expense, to obtain a private letter ruling, closing agreement or similar determination with respect to the U.S. federal income tax consequences of the Internal Reorganization.

(b) From the date hereof until the delivery of the Final Internal Reorganization Plan, LMC shall keep RMT Parent reasonably apprised, no less often than every two (2) weeks, as to the manner by which it expects to implement the Internal Reorganization (the “Internal Reorganization Plan”) and LMC’s proposed Tax treatment thereof, and shall consider (in its sole discretion) any comments provided by RMT Parent in connection therewith, it being understood that (i) subject to the following sentence, LMC shall have the right to amend, modify or supplement the Internal Reorganization Plan at any time and from time to time prior to the Distribution Effective Time and (ii) LMC shall have the sole and absolute discretion as to all, and shall have no obligations to RMT Parent with respect to any, aspects of the ultimate implementation of Internal Reorganization. No later than fifteen (15) Business Days prior to the Distribution Effective Time, LMC shall provide RMT Parent with its final Internal Reorganization Plan (the “Final Internal Reorganization Plan”), including LMC’s proposed Tax treatment thereof, and the transactions set forth in the Final Internal Reorganization Plan shall constitute the Internal Reorganization for purposes of the Transaction Documents.

(c) No later than fifteen (15) Business Days prior to (i) the filing of the LMC Separation Tax Opinion (as defined in the Merger Agreement) with the SEC in connection with the filing of the Registration Statements (as defined in the Merger Agreement) and (ii) the Distribution Effective Time, LMC shall deliver to RMT Parent a copy of the Tax Representation Letters in support of the LMC Separation Tax Opinion and shall consider in good faith any reasonable comments provided by RMT Parent with respect to representations and covenants of the Spinco Group therein applicable after the Merger (any Tax Representation Letter reflecting all such reasonably requested RMT Parent comments, if any, an “Agreed Tax Representation Letter”).

SECTION 4. Allocation of Taxes.

(a) General Allocation Principles. Except as provided in Section 4(c), all Taxes shall be allocated as follows:

(i) Allocation of Taxes for Combined Tax Returns. LMC shall be allocated all Taxes reported, or required to be reported, on any Combined Tax Return that any member of the Lockheed Martin Group files or is required to file under the Code or other Applicable Tax Law; provided, however, that to the extent any such Combined Tax Return includes any Tax Item attributable to any member of the Spinco Group or the Spinco Business for any Post-Distribution Period, Spinco shall be allocated all Taxes attributable to such Tax Items, computed in a manner reasonably agreed by LMC and RMT Parent.

(ii) Allocation of Taxes for Separate Tax Returns.

(A) LMC shall be allocated all Taxes reported, or required to be reported, on (x) a LMC Separate Tax Return, (y) a Spinco Separate Tax Return with respect to a Pre-Distribution Period or (z) a Spinco Separate Tax Return or a Tax Return of a member of the Leidos Group to the extent attributable to, resulting from, or arising in connection with a Specified Spinco Pre-Closing Tax Matter.

(B) Spinco shall be allocated all Taxes reported, or required to be reported, on a Spinco Separate Tax Return with respect to a Post-Distribution Period, other than Taxes attributable to, resulting from, or arising in connection with a Specified Spinco Pre-Closing Tax Matter.

(iii) Taxes Not Reported on Tax Returns.

(A) LMC shall be allocated any Tax attributable to any member of the Lockheed Martin Group or the LMC Business that is not required to be reported on a Tax Return.

(B) Any Tax attributable to any member of the Spinco Group or the Spinco Business that is not required to be reported on a Tax Return shall be allocated to (x) LMC, if with respect to a Pre-Distribution Period, and (y) Spinco, if with respect to a Post-Distribution Period.

(b) Allocation Conventions

(i) All Taxes allocated pursuant to Section 4(a) shall be allocated in accordance with the Closing of the Books Method; provided, however, that if Applicable Tax Law does not permit a Spinco Group member to close its Taxable year on the Distribution Date, the Tax attributable to the operations of the members of the Spinco Group for any Pre-Distribution Period shall be the Tax computed using the Closing of the Books Method; provided further, that any and all Taxes reported, or required to be reported, on a Spinco Separate Tax Return, or a Tax Return of a member of the Leidos Group to the extent attributable to a member of the Spinco Group, under Section 951(a) of the Code (“Spinco 951(a) Taxes”) that, in either case, are attributable to items for a Pre-Distribution Period (determined as though the Taxable year of each controlled foreign corporation (within the meaning of Section 957 of the Code) giving rise to items ended on the Distribution Date) shall be allocated to LMC, and that any Spinco 951(a) Taxes that, in either case, are attributable to items for a Post-Distribution Period (determined as though the Taxable year of each controlled foreign corporation (within the meaning of Section 957 of the Code) giving rise to items ended on the Distribution Date) shall be allocated to Spinco;

(ii) Any Tax Item of Spinco, RMT Parent, or any member of their respective Groups arising from a transaction engaged in outside the ordinary course of business on the Distribution Date after the Distribution Effective Time shall be properly allocable to Spinco and any such transaction by or with respect to Spinco, RMT Parent, or any member of their respective Groups occurring after the Distribution Effective Time (including the Merger) shall be treated for all Tax purposes (to the extent permitted by Applicable Tax Law) as occurring at the beginning of the day following the Distribution Date in accordance with the principles of Treasury Regulations Section 1.1502-76(b); provided that the foregoing shall not include any action that is undertaken pursuant to the Internal Reorganization, the Spinco Transfer, the LMC Cash Distribution or the Distribution.

(c) Special Allocation Rules. Notwithstanding any other provision in this Section 4, the following Taxes shall be allocated as follows:

(i) Transfer Taxes. Transfer Taxes (other than those attributable to the Internal Reorganization and the Spinco Transfer) shall be allocated 50% to LMC and 50% to Spinco. Any Transfer Taxes attributable to the Internal Reorganization or the Spinco Transfer shall be allocated solely to LMC.

(ii) Taxes Relating to Compensatory Equity Interests. Any Tax liability (including, for the avoidance of doubt, the satisfaction of any withholding Tax obligation) relating to the issuance, exercise, vesting or settlement of any Compensatory Equity Interest shall be allocated in a manner consistent with Section 8.

(iii) Distribution Taxes and Tax-Related Losses.

(A) Any liability for Distribution Taxes and Tax-Related Losses resulting from a Spinco Disqualifying Action shall be allocated in a manner consistent with Section 12(a)(ii).

(B) Any liability for Distribution Taxes and Tax-Related Losses not described in Section 4(c)(iii)(A) shall be allocated in a manner consistent with Section 12(b)(ii).

(iv) Taxes Allowable and Recoverable Pursuant to the Federal Acquisition Regulation. Except with respect to any Specified Tax Matter, Spinco shall be allocated any Taxes that are both allowable and recoverable (using commercially reasonable efforts) by any member of the Spinco Group from a Governmental Authority pursuant to the applicable provisions of the Federal Acquisition Regulation and the terms and conditions of any Government Contract of Spinco.

(v) Certain Other Taxes. LMC shall be allocated any Tax liability of a member of the Spinco Group that is a Specified Tax Matter attributable to operations in a Pre-Distribution Period, it being understood that, notwithstanding any other provision in this Agreement, Spinco shall pay to LMC any amount actually recovered from a Governmental Authority (net of Taxes with respect to thereto) pursuant to the terms and conditions of any Government Contract with respect to such Tax liability.

SECTION 5. Preparation and Filing of Tax Returns.

(a) Lockheed Martin Group Combined Tax Returns.

(i) LMC shall prepare and file, or cause to be prepared and filed, Combined Tax Returns for which a member of the Lockheed Martin Group is required or, subject to Section 5(f)(iv), permitted, to file a Combined Tax Return. Each member of any such Combined Group shall execute and file such consents, elections and other documents as may be required, appropriate or otherwise requested by LMC in connection with the filing of such Combined Tax Returns.

(ii) The parties and their respective Affiliates shall elect to close the Taxable year of each Spinco Group member on the Distribution Date, to the extent permitted by Applicable Tax Law.

(b) Spinco Separate Tax Returns.

(i) Tax Returns to be Prepared by LMC. LMC shall prepare (or cause to be prepared) and, to the extent permitted by Applicable Law, file (or cause to be filed) all Spinco Separate Tax Returns that relate solely to any Pre-Distribution Period for which LMC is, under Applicable Law, solely liable for any Taxes; provided, however, that with respect to any such Tax Return that is prepared by LMC but required to be filed by a member of the Leidos Group under Applicable Law, LMC shall provide such Tax Returns to RMT Parent prior to the due date for filing such Tax Returns (taking into account any applicable extension periods) with the amount of any Taxes shown as due thereon, and RMT Parent shall execute and file (or cause to be executed and filed) the Tax Returns.

(ii) Tax Returns to be Prepared by RMT Parent. RMT Parent shall prepare and file (or cause to be prepared and filed) all Spinco Separate Tax Returns that are not described in Section 5(b)(i).

(c) Provision of Information; Timing. Spinco and RMT Parent shall maintain all necessary information for LMC (or any of its Affiliates) to file any Tax Return that LMC is required or permitted to file under this Section 5, and shall provide LMC with all such necessary information in accordance with the Lockheed Martin Group’s past practice. LMC shall maintain all necessary information for RMT Parent (or any of its Affiliates) to file any Tax Return that RMT Parent is required or permitted to file under this Section 5, and shall provide RMT Parent with all such necessary information in accordance with the Spinco Group’s past practice.

(d) Review of Spinco Separate Tax Returns. The party that is required to prepare a Spinco Separate Tax Return (other than a Spinco Separate Tax Return that relates solely to a Post-Distribution Period) that is required to be filed after the Distribution Date shall submit a draft of such Tax Return to the non-preparing party at least forty-five (45) days prior to the due date for the filing of such Tax Return (taking into account any applicable extensions). The non-preparing party shall have the right to review such Tax Return, and to submit to the preparing party any reasonable changes to such Tax Return no later than twenty-five (25) days prior to the due date for the filing of such Tax Return. The parties agree to consult and to attempt to resolve in good faith any issues arising as a result of the review of any such Tax Return.

(e) Review of Combined Tax Returns with Spinco Separate Tax Liability. LMC shall submit to RMT Parent a draft of the portions of any Combined Tax Returns (including pro formas) that relate solely to any member of the Spinco Group and that reflect a Tax liability allocated to Spinco pursuant to Section 4(a)(i) at least forty-five (45) days prior to the due date for the filing of such Tax Return (taking into account any applicable extensions). RMT Parent shall have the right to review such portions, and to submit to LMC any reasonable changes to such portions no later than twenty-five (25) days prior to the due date for the filing of such Tax Return. LMC agrees to consider in good faith any such changes submitted by RMT Parent.

(f) Special Rules Relating to the Preparation of Tax Returns.

(i) General Rule. Except as provided in this Section 5(f)(i), LMC shall prepare (or caused to be prepared) any Tax Return for which it is responsible under this Section 5 in accordance with past practices, permissible accounting methods, elections or conventions (“Past Practices”) used by the members of the Lockheed Martin Group and the members of the Spinco Group prior to the Distribution Date with respect to such Tax Return, and to the extent any items, methods or positions are not covered by Past Practices, in accordance with reasonable Tax accounting practices selected by LMC. With respect to any Tax Return that RMT Parent has the obligation and right to prepare, or cause to be prepared, under this Section 5, such Tax Return shall be prepared in accordance with Past Practices used by the members of the Lockheed Martin Group and the members of the Spinco Group prior to the Distribution Date with respect to such Tax Return, and to the extent any items, methods or positions are not covered by Past Practices, in accordance with reasonable Tax accounting practices selected by RMT Parent.

(ii) Consistency with Tax-Free Status.

(A) The parties shall report the Internal Reorganization in the manner determined by LMC; provided that LMC communicates its treatment of the Internal Reorganization to RMT Parent no fewer than thirty (30) days prior to the due date (taking into account any applicable extensions) for filing an applicable Tax Return that reflects the Internal Reorganization and such treatment is supported by substantial authority (within the meaning of Section 6662 of the Code) as determined by RMT Parent in its reasonable discretion, in each case, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination.

(B) The parties shall report the Spinco Transfer, the LMC Cash Distribution, the Distribution and the Merger for all Tax purposes in a manner consistent with the Agreed Tax Representation Letters unless, and then only to the extent, an alternative position is required pursuant to a Final Determination.

(iii) Spinco Separate Tax Returns. With respect to any Spinco Separate Tax Return for which RMT Parent is responsible pursuant to this Agreement, RMT Parent and the other members of the Leidos Group shall include such Tax Items in such Spinco Separate Tax Return in a manner that is consistent with the inclusion of such Tax Items in any related Tax Return for which LMC is responsible to the extent such Tax Items are allocated in accordance with this Agreement.

(iv) Election to File Combined Tax Returns. LMC shall have the sole discretion of filing any Combined Tax Return if the filing of such Tax Return is elective under Applicable Tax Law, except where such an election would be binding on RMT Parent for a Taxable period beginning on or after the Distribution.

(v) Preparation of Transfer Tax Returns. The Company required under Applicable Tax Law to file any Tax Returns in respect of Transfer Taxes shall prepare and file (or cause to be prepared and filed) such Tax Returns. If required by Applicable Tax Law, LMC, Spinco and RMT Parent shall, and shall cause their respective Affiliates to, cooperate in preparing and filing, and join in the execution of, any such Tax Returns.

(g) Payment of Taxes. LMC shall pay (or cause to be paid) to the proper Taxing Authority (or to RMT Parent with respect to any Spinco Separate Tax Return prepared by LMC but required to be filed by a member of the Leidos Group under Applicable Tax Law) the Tax shown as due on any Tax Return for which a member of the Lockheed Martin Group is responsible under this Section 5, and RMT Parent shall pay (or cause to be paid) to the proper Taxing Authority the Tax shown as due on any Tax Return for which a member of the Leidos Group is responsible under this Section 5. If any member of the Lockheed Martin Group is required to make a payment to a Taxing Authority for Taxes allocated to Spinco under Section 4, RMT Parent shall pay the amount of such Taxes to LMC in accordance with Section 12 and Section 13. If any member of the Leidos Group is required to make a payment to a Taxing Authority for Taxes allocated to LMC under Section 4, LMC shall pay the amount of such Taxes to RMT Parent in accordance with Section 12 and Section 13.

SECTION 6. Apportionment of Earnings and Profits and Tax Attributes.

(a) Tax Attributes arising in a Pre-Distribution Period will be allocated to (and the benefits and burdens of such Tax Attributes will inure to) the members of the Lockheed Martin Group and the members of the Spinco Group in accordance with the Code, Treasury Regulations, and any other Applicable Tax Law, and, in the absence of controlling legal authority or unless otherwise provided under this Agreement, Tax Attributes shall be allocated to the legal entity that created such Tax Attributes.

(b) On or before the first anniversary of the Distribution Date, LMC shall deliver to RMT Parent its determination in writing of the portion, if any, of any earnings and profits, Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other group basis Tax Attribute which is allocated or apportioned to the members of the Spinco Group under Applicable Tax Law and this Agreement (“Proposed Allocation”). RMT Parent shall have sixty (60) days to review the Proposed Allocation and provide LMC any comments with respect thereto. If RMT Parent either provides no comments or provides comments to which LMC agrees in writing, such resulting determination will become final (“Final Allocation”). If RMT Parent provides comments to the Proposed Allocation and LMC does not agree, the Final Allocation will be determined in accordance with Section 23. All members of the Lockheed Martin Group and Leidos Group shall prepare all Tax Returns in accordance the Final Allocation. In the event of an adjustment to the earnings and profits, any Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other group basis attribute, LMC shall promptly notify RMT Parent in writing of such adjustment. For the avoidance of doubt, LMC shall not be liable to any member of the Leidos Group for any failure of any determination under this Section 6(b) to be accurate under Applicable Tax Law; provided such determination was made in good faith.

(c) Except as otherwise provided herein, to the extent that the amount of any Tax Attribute is later reduced or increased by a Taxing Authority or as a result of a Tax Proceeding, such reduction or increase shall be allocated to the Company to which such Tax Attribute was allocated pursuant to this Section 6, as agreed by the parties.

SECTION 7. Utilization of Tax Attributes.

(a) Amended Returns. Any amended Tax Return or claim for a refund with respect to any member of the Spinco Group may be made only by the party responsible for preparing the original Tax Return with respect to such member of the Spinco Group pursuant to Section 5. Such party shall not file or cause to be filed any such amended Tax Return or claim for a refund without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, if such filing, assuming it is accepted, could reasonably be expected to change the Tax liability of such other party (or any Affiliate of such other party) for any Taxable period.

(b) Carryback of Tax Attributes.

(i) To the extent permitted by Applicable Tax Law, RMT Parent shall cause the Spinco Group to elect to forego carrybacks of any Tax Attributes of the Spinco Group to a Pre-Distribution Period.

(ii) If RMT Parent is unable to forego carrybacks of any Tax Attributes of the Spinco Group to a Pre-Distribution Period, the Lockheed Martin Group shall, at the request of RMT Parent and at RMT Parent’s sole expense, file any amended Tax Returns reflecting such carryback (unless such filing, assuming it is accepted, could reasonably be expected to change the Tax liability of LMC or any of its Affiliates for any Taxable period). If the Lockheed Martin Group (or any member thereof) receives (or realizes) a refund as a result of such a carryback, LMC shall remit the amount of such refund to RMT Parent in accordance with Section 9(c).

(c) Carryforwards to Separate Tax Returns. If a portion or all of any Tax Attribute is allocated to a member of a Combined Group pursuant to Section 6, and is carried forward to a Spinco Separate Tax Return, any Tax Benefits arising from such carryforward shall be retained by the Leidos Group. If a portion or all of any Tax Attribute is allocated to a member of a Combined Group pursuant to Section 6, and is carried forward to a LMC Separate Tax Return, any Tax Benefits arising from such carryforward shall be retained by the Lockheed Martin Group.

SECTION 8. Deductions and Reporting for Certain Awards.

(a) Deductions. Solely the member of the Group for which the relevant individual is currently employed or, if such individual is not currently employed by a member of the Group, was most recently employed at the time of the issuance, vesting, exercise, disqualifying disposition, payment, settlement or other relevant Taxable event, as appropriate, in respect of the Compensatory Equity Interests shall be entitled to claim, in a Post-Distribution Period, any income Tax deduction on its Tax Return in respect of such equity awards and other incentive compensation on its respective Tax Return associated with such event.

(b) If, notwithstanding clause (a), the Spinco Group or the Leidos Group actually utilizes any deductions for a Taxable period ending after the Distribution Date with respect to (i) the issuance, exercise, vesting or settlement after the Distribution Date of any Compensatory Equity Interests (other than the 2016 Awards), (ii) any liability which is (A) included as a liability in the calculation of the Final Net Working Capital Amount (excluding, for the avoidance of doubt, reserves), or (B) with respect to compensation, required to be paid or satisfied by, or is otherwise allocated to, any member of the Lockheed Martin Group in accordance with any Transaction Document, RMT Parent shall remit an amount equal to the overall net reduction in actual cash Taxes paid (determined on a “with and without” basis) by the Spinco Group or the Leidos Group, as applicable, resulting from the event giving rise to such deduction (and any income in respect of such event, subject to Section 13(b)) in the year of such event. If a Taxing Authority subsequently reduces or disallows the use by the Spinco Group or the Leidos Group, as applicable, of such a deduction, LMC shall return an amount equal to the overall net increase in Tax liability of the Spinco Group or the Leidos Group, as applicable, owing to the Taxing Authority to the remitting party.

(c) Withholding and Reporting. For any Taxable period (or portion thereof), except as LMC may at any time determine in its reasonable discretion, LMC shall satisfy, or shall cause to be satisfied, all applicable withholding and reporting responsibilities (including all income, payroll, or other Tax reporting related to income to any current or former employees) with respect to the issuance, exercise, vesting or settlement of such Compensatory Equity Interests that settle with or with respect to stock of LMC. Notwithstanding the foregoing, for any Taxable period (or portion thereof), RMT Parent shall satisfy, or shall cause to be satisfied, all applicable withholding and reporting responsibilities (including all income, payroll, or other Tax reporting related to income to any current or former employees) with respect to the exercise, vesting or settlement of the 2016 Awards. LMC, Spinco and RMT Parent acknowledge and agree that the parties shall cooperate with each other and with third-party providers to effectuate withholding and remittance of Taxes, as well as required Tax reporting, in a timely manner.

SECTION 9. Tax Benefits.

(a) LMC Tax Benefits. LMC shall be entitled to any Tax Benefits (including, in the case of any refund received, any interest thereon actually received) received by any member of the Lockheed Martin Group or any member of the Leidos Group, other than any Tax Benefits (or any amounts in respect of Tax Benefits) to which Spinco or RMT Parent is entitled pursuant to Section 9(b). Neither Spinco nor RMT Parent shall be entitled to any Tax Benefits received by any member of the Lockheed Martin Group or the Leidos Group, except as set forth in Section 9(b).

(b) Spinco and RMT Parent Tax Benefits. Spinco or RMT Parent, as the case may be, shall be entitled to any Tax Benefits (including, in the case of any refund received, any interest thereon actually received) received by any member of the Lockheed Martin Group or any member of the Leidos Group after the Distribution Date with respect to any Tax allocated to a member of the Spinco Group under this Agreement (including, for the avoidance of doubt, any amounts allocated to Spinco pursuant to Section 4(c)(iii)). RMT Parent shall also be entitled to any Tax Benefits taken into account as an asset in the calculation of the Final Net Working Capital Amount.

(c) A Company receiving (or realizing) a Tax Benefit to which another Company is entitled hereunder (a “Tax Benefit Recipient”) shall pay over the amount of such Tax Benefit (including interest received from the relevant Taxing Authority, but net of any Taxes imposed with respect to such Tax Benefit and any other reasonable costs) within thirty (30) days of receipt thereof (or from the due date for payment of any Tax reduced thereby); provided, however, that the other Company, upon the request of such Tax Benefit Recipient, shall repay the amount paid to the other Company (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) in the event that, as a result of a subsequent Final Determination, a Tax Benefit that gave rise to such payment is subsequently disallowed.

(d) To the extent the transfer of Spinco business activities prior to the Closing accelerates income or otherwise results in the recognition of gain to a LMC foreign subsidiary under any program, contract, or other item that otherwise would have been earned in the future by Spinco and its Affiliates, and such acceleration of income or gain is subjected to foreign Tax and that foreign Tax liability creates Tax basis or other offset in the programs, contracts or other items transferred that results in an overall net reduction of the actual foreign cash Tax paid by Spinco and its Affiliates after the Closing on income when it is earned in the future with respect to such program (determined on a “with and without” basis), contract or other item (the “Acceleration Tax Benefit”), RMT Parent shall for any year in which there is an Acceleration Tax Benefit, pay LMC an amount equal to the Acceleration Tax Benefit at the time of the filing of any Tax Return that reflects the Acceleration Tax Benefit; provided that any obligation to pay any Acceleration Tax Benefit shall (i) cease thirty-six (36) months after the Closing and (ii) not exceed $3 million; provided further that, for the avoidance of doubt, no other provision in this Agreement shall be construed to require any member of the Spinco Group or the Leidos Group to make a payment to LMC in respect of the recovery of basis by amortization or depreciation.

SECTION 10. Certain Representations and Covenants.

(a) Representations.

(i) Each of Spinco and RMT Parent and each other member of their respective Groups represents that as of the date hereof, and covenants that as of the Distribution Date, except as described in the Transaction Documents, the Spinco Commitment Letter, the Financing Agreements or the Alternative Spinco Commitment Letter, there is no plan or intention:

(A) to liquidate Spinco or to merge or consolidate any member of the Spinco Group with any other Person subsequent to the Distribution, in each case, except as provided for under the Merger Agreement;

(B) to sell or otherwise dispose of any material asset of any member of the Spinco Group to a Person other than a member of the Spinco SAG subsequent to the Distribution, except (w) dispositions in the ordinary course of business, (x) any cash paid to acquire assets in arm’s length transactions, (y) transactions that are disregarded for U.S. federal Tax purposes, and (z) mandatory or optional repayment or prepayment of indebtedness;

(C) to take or fail to take any action in a manner that is inconsistent with the written information and representations furnished by Spinco or RMT Parent to Tax Counsel in connection with the Agreed Tax Representation Letters;

(D) to repurchase stock of RMT Parent other than in a manner that satisfies the requirements of Section 4.05(1)(b) of IRS Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by IRS Revenue Procedure 2003-48) and consistent with any representations made to Tax Counsel in connection with the Agreed Tax Representation Letters;

(E) to take or fail to take any action in a manner that management of Spinco or RMT Parent knows is reasonably likely to contravene any agreement with a Taxing Authority to which any member of the Spinco Group is a party that is entered into prior to (x) the date hereof or (y) to the extent provided to RMT Parent for review and comment and reflecting all such reasonably requested comments, the Distribution Date; or

(F) to enter into any negotiations, agreements, or arrangements with respect to transactions or events (including stock issuances, pursuant to the exercise of options or otherwise, option grants, the adoption of, or authorization of shares under, a stock option plan, capital contributions, or acquisitions, but not including the Distribution) that could reasonably be expected to cause the Distribution to be treated as part of a plan (within the meaning of Section 355(e)

of the Code) pursuant to which one or more Persons acquire directly or indirectly Spinco stock representing a 50% or greater interest within the meaning of Section 355(d)(4) of the Code.

(ii) Each member of the Leidos Group represents that:

(A) as of the date hereof, the only outstanding RMT Parent Capital Stock is (w) the RMT Parent Common Stock described in Section 5.03(a)(i) of the Merger Agreement, (x) the RMT Parent Stock Options described in Section 5.03(a)(ii)(A) of the Merger Agreement, (y) the RMT Parent RSUs described in Section 5.03(a)(ii)(B) of the Merger Agreement, and (z) the RMT Parent Performance Share Units described in Section 5.03(a)(ii)(C) of the Merger Agreement, in each case, in number equal to the number of shares of RMT Parent Common Stock set forth in the relevant Section of the Merger Agreement;

(B) from the date hereof to the Merger Effective Time, (x) no more than 2,760,000 shares of RMT Parent Common Stock will be issued in respect of the settlement of the RMT Parent RSUs and RMT Parent Performance Share Units and the exercise of the RMT Parent Stock Options, and (y) no other RMT Parent Capital Stock will be issued, other than RMT Parent Compensatory Equity Interests described in paragraph (C) of this Section 10(a)(ii); and

(C) all RMT Parent Capital Stock issued pursuant to the RMT Parent Compensatory Equity Interests will satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) of Treasury Regulations Section 1.355-7(d).

(b) Covenants

(i) None of LMC, Spinco, or RMT Parent shall, nor shall LMC, Spinco or RMT Parent permit any member of their respective Groups to, take or fail to take, as applicable, any action that constitutes a Disqualifying Action described in the definitions of LMC Disqualifying Action and Spinco Disqualifying Action, as applicable.

(ii) Each of Spinco and RMT Parent will not, and will not permit any other member of their respective Groups to, take or fail to take any action in a manner that is inconsistent with the information and representations furnished by Spinco or RMT Parent to Tax Counsel in connection with the Agreed Tax Representation Letters;

(iii) Each of Spinco, RMT Parent and each other member of their respective Groups covenants to LMC that, without the prior written consent of LMC, during the two-year period following the Distribution Date, except as described in the Transaction Documents, the Spinco Commitment Letter, the Financing Agreements or the Alternative Spinco Commitment Letter:

(A) Spinco will (w) maintain its status as a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code, (x) not engage in any transaction that would result in it ceasing to be a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code, (y) cause each other member of the Spinco Group whose Active Trade or Business is relied upon for purposes of qualifying the Distribution for the Tax-Free Status to maintain its status as a company engaged in such Active Trade or Business for purposes of Section 355(b)(2) of the Code and any such other Applicable Tax Law, and (z) not engage in any transaction or permit any other member of the Spinco Group to engage in any transaction that would result in a member of the Spinco Group described in clause (z) hereof ceasing to be a company engaged in the relevant Active Trade or Business for purposes of Section 355(b)(2) of the Code or such other Applicable Tax Law, taking into account Section 355(b)(3) of the Code for purposes of each of clauses (w) through (z) hereof;

(B) neither Spinco nor RMT Parent will repurchase stock of RMT Parent in a manner contrary to the requirements of Section 4.05(1)(b) of IRS Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by IRS Revenue Procedure 2003-48) or inconsistent with any representations made by Spinco to Tax Counsel in connection with the Agreed Tax Representation Letters;

(C) neither RMT Parent nor Spinco will, or will agree to, merge, consolidate or amalgamate with any other Person (except as provided for under the Merger Agreement), unless, in the case of a merger or consolidation, RMT Parent or Spinco is the survivor of the merger, consolidation or amalgamation;

(D) no member of the Leidos Group will, or will agree to, sell or otherwise issue to any Person except as provided for under the Merger Agreement, any Equity Interests of RMT Parent or of any member of the Spinco Group; provided, however, that Spinco and RMT Parent may issue such Equity Interests to the extent such issuances satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d);

(E) no member of the Leidos Group will, or will permit any of their respective Affiliates to, enter or agree to enter into any transaction or series of transactions, whether such transaction is supported by RMT Parent management or stockholders, is a hostile acquisition, or otherwise, as a result of which one or more persons would directly or indirectly acquire, within the meaning of Section 355(e), a number of shares of RMT Parent and/or Spinco capital stock that would, when combined with any other direct or indirect acquisitions of Spinco capital stock pertinent for purposes of Section 355(e) of the Code (including the Merger), reasonably be expected to result in Distribution Taxes; provided, that, notwithstanding the foregoing, Spinco and/or RMT Parent shall be permitted to (x) adopt, or issue stock pursuant to, a stockholder rights plan or (y) issue securities that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d); provided further, that any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in the restrictions in this clause (viii) and the interpretation thereof; and

(F) no member of the Leidos Group will amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of the Equity Interests of Spinco or RMT Parent (including, without limitation, through the conversion of one class of Equity Interests of Spinco or RMT Parent into another class of Equity Interests of Spinco or RMT Parent).

(iv) Each of Spinco and RMT Parent will not, and will not permit their respective Groups to, for the one-year period following the Distribution Date, undertake any transaction that is not in the ordinary course of business and that would result in any member of the Lockheed Martin Group reporting incremental income under Section 951 of the Code.

(v) Except as described in the Transaction Documents, the Spinco Commitment Letter, the Financing Agreements or the Alternative Spinco Commitment Letter, LMC will not, and will not permit any member of its Group to, from date hereof until the Distribution Date, undertake any transaction that is not in the ordinary course of business and that would result in any member of the Spinco Group or Leidos Group reporting incremental income under Section 951 of the Code.

(c) Spinco Covenants Exceptions. Notwithstanding the provisions of Section 10(b), Spinco, RMT Parent and the other members of their respective Groups may:

(i) pay cash to acquire assets in arm’s length transactions, engage in transactions that are disregarded for U.S. federal Tax purposes, and make mandatory or optional repayments or prepayments of indebtedness;

(ii) dispose of assets (other than those described in Section 10(c)(i)) that could otherwise be subject to Section 10(b)(i),(ii) or (iii) if the aggregate fair value of all such assets does not exceed $500 million; or

(iii) in the case of any other action that would reasonably be expected to be inconsistent with the covenants contained in Section 10(b), if either: (A) Spinco or RMT Parent notifies LMC of its proposal to take such action and RMT Parent and LMC obtain a ruling from the IRS to the effect that such actions will not affect the Tax-Free Status, provided that RMT Parent agrees in writing to bear any expenses associated with obtaining such a ruling and, provided further, that the Leidos Group shall not be relieved of any liability under Section 12(a) of this Agreement by reason of seeking or having obtained such a ruling; or (B) Spinco or RMT Parent notifies LMC of its proposal to take such action and obtains an unqualified opinion of counsel (x) from a Tax advisor recognized as an expert in federal income Tax matters and reasonably acceptable to LMC, (y) on which LMC may rely and (z) to the effect that such action will not affect the Tax-Free Status (assuming that the Internal Reorganization, the Spinco Transfer, the LMC Cash Distribution, the Distribution and the Merger otherwise qualify for the Tax-Free Status), provided further, that the Leidos Group shall not be relieved of any liability under Section 12(a) of this Agreement by reason of having obtained such an opinion.

SECTION 11. Protective Section 336(e) Elections. Pursuant to Treasury Regulations Sections 1.336-2(h)(1)(i) and 1.336-2(j), LMC, RMT Parent and Spinco agree that LMC shall make a timely protective election under Section 336(e) of the Code and the Treasury Regulations issued thereunder for each member of the Spinco Group that is a domestic corporation for U.S. federal income Tax purposes with respect to the Distribution (a “Section 336(e) Election”). It is intended that a Section 336(e) Election will have no effect unless the Distribution is a “qualified stock disposition,” as defined in Treasury Regulations Section 1.336(e)-1(b)(6), by reason of the application of Treasury Regulations Section 1.336-1(b)(5)(i)(B) or Treasury Regulations Section 1.336-1(b)(5)(ii).

SECTION 12. Indemnities.

(a) RMT Parent Indemnity to LMC. RMT Parent and each other member of the Leidos Group shall jointly and severally indemnify LMC and the other members of the Lockheed Martin Group against, and hold them harmless, without duplication, from:

(i) any Tax liability allocated to Spinco pursuant to Section 4;

(ii) any Distribution Taxes and Tax-Related Losses attributable to a Spinco Disqualifying Action (including, for the avoidance of doubt, any Taxes and Tax-Related Losses resulting from any action for which the conditions set forth in Section 10(c)(iii) are satisfied);

(iii) all liabilities, costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax liability or damage described in (i) or (ii), including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax, liability or damage.

(b) LMC Indemnity to RMT Parent. Except in the case of any liabilities described in Section 12(a), LMC and each other member of the Lockheed Martin Group will jointly and severally indemnify RMT Parent and the other members of the Leidos Group against, and hold them harmless, without duplication, from:

(i) any Tax liability allocated to LMC pursuant to Section 4;

(ii) any Distribution Taxes and Tax-Related Losses (A) attributable to a LMC Disqualifying Action and, (B) for the avoidance of doubt, other than those described in Section 12(a)(ii);

(iii) any Taxes imposed on any member of the Spinco Group or Leidos Group under Treasury Regulations Section 1.1502-6 (or similar or analogous provision of state, local or foreign law) as a result of any such member being or having been a member of a Combined Group;

(iv) any Taxes for any Pre-Distribution Period resulting from, attributable to or arising in connection with the Internal Reorganization, unless attributable to a Spinco Disqualifying Action;

(v) Taxes resulting from any (i) gain recognized under Treasury Regulations Section 1.1502-19(b) in connection with an excess loss account with respect to the stock of Spinco or any member of the Spinco Group at the time of the Distribution, (ii) net deferred gains taken into account under Treasury Regulations Section 1.1502-13(d) associated with deferred intercompany transactions between a Spinco Group member and a Lockheed Martin Group member, and (iii) gains described in clause (i) or (ii) that are imposed under similar state, local or foreign law; and

(vi) all liabilities, costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax liability or damage described in (i) through (v), including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax, liability or damage.

provided, however, that LMC shall have no obligation to indemnify any member of the Leidos Group against, or hold it harmless from, any liabilities for Taxes to the extent taken into account in the calculation of the Final Net Working Capital Amount.

(c) Discharge of Indemnity. RMT Parent, LMC and the members of their respective Groups shall discharge their obligations under Section 12(a) or Section 12(b) hereof, respectively, by paying the relevant amount in accordance with Section 13, within 30 Business Days of demand therefor. Any such demand shall include a statement showing the amount due under Section 12(a) or Section 12(b), as the case may be. Notwithstanding the foregoing, if any member of the Leidos Group or any member of the Lockheed Martin Group disputes in good faith the fact or the amount of its obligation under Section 12(a) or Section 12(b), then no payment of the amount in dispute shall be required until any such good faith dispute is resolved in accordance with Section 23 hereof; provided, however, that any amount not paid within 30 Business Days of demand therefor shall bear interest as provided in Section 13.

(d) Tax Benefits. If an indemnification obligation of any Indemnifying Party under this Section 12 arises in respect of an adjustment that makes allowable to an Indemnified Party any offsetting deduction or other item that would reduce taxes which would not, but for such adjustment, be allowable, then any such indemnification obligation shall be an amount equal to (i) the amount otherwise due but for this Section 12(d), minus (ii) the reduction in actual cash Taxes payable by the Indemnified Party in the year such indemnification obligation arises, determined on a “with and without” basis.

SECTION 13. Payments.

(a) Timing. All payments to be made under this Agreement (excluding, for the avoidance of doubt, any payments to a Taxing Authority described herein) shall be made in immediately available funds. Except as otherwise provided, all such payments will be due thirty (30) Business Days after the receipt of notice of such payment or, where no notice is required, thirty (30) Business Days after the fixing of liability or the resolution of a dispute (the “Due Date”). Payments shall be deemed made when received. Any payment that is not made on or before the Due Date shall bear interest at the rate equal to the “prime” rate as published on such Due Date in the Wall Street Journal, Eastern Edition, for the period from and including the date immediately following the Due Date through and including the date of payment. With respect to any payment required to be made under this Agreement, LMC has the right to designate, by written notice to RMT Parent, which member of the Lockheed Martin Group will make or receive such payment.

(b) Treatment of Payments. To the extent permitted by Applicable Tax Law, any payment made by LMC or any member of the Lockheed Martin Group to RMT Parent or any member of the Leidos Group, or by RMT Parent or any member of the Leidos Group to LMC or any member of the Lockheed Martin Group, pursuant to this Agreement, the Separation Agreement, the Merger Agreement or any other Transaction Document that relates to Taxable periods (or portions thereof) ending on or before the Distribution Date shall be treated by the parties hereto for all Tax purposes as a distribution by Spinco to LMC, or capital contribution from LMC to Spinco, as the case may be; provided, however that any payment made pursuant to Section 2.02(c), Section 2.03(b), Section 2.04(b) or Section 8.03 of the Separation Agreement shall instead be treated as if the party required to make a payment of received amounts received such amounts as agent for the other party; provided further that any payment made pursuant to Section 3.01, Section 3.02, Section 3.03 or Section 3.04 of the Transition Services Agreement—Parent to Spinco, or Section 3.01, Section 3.02, Section 3.03 or Section 3.04 of the Transition Services Agreement—Spinco to Parent, shall instead be treated as a payment for services. In the event that a Taxing Authority asserts that a party’s treatment of a payment described in this Section 13(b) should be other than as required herein, such party shall use its reasonable best efforts to contest such assertion in a manner consistent with Section 15 of this Agreement.

(c) No Duplicative Payment. It is intended that the provisions of this Agreement shall not result in a duplicative payment of any amount required to be paid under the Separation Agreement, the Merger Agreement or any other Transaction Document, and this Agreement shall be construed accordingly.

SECTION 14. Communication and Cooperation.

(a) Consult and Cooperate. Spinco, LMC and RMT Parent shall consult and cooperate (and shall cause each other member of their respective Groups to consult and cooperate) fully at such time and to the extent reasonably requested by the other party in connection with all matters subject to this Agreement. Such cooperation shall include, without limitation:

(i) the retention, and provision on reasonable request, of any and all information including all books, records, documentation or other information pertaining to Tax matters relating to the Spinco Group (or, in the case of any Tax Return of the Lockheed Martin Group, the portion of such return that relates to Taxes for which the Spinco Group or the Leidos Group may be liable pursuant to this Agreement), any necessary explanations of information, and access to personnel, until one year after the expiration of the applicable statute of limitation (giving effect to any extension, waiver, or mitigation thereof);

(ii) the execution of any document that may be necessary (including to give effect to Section 15) or helpful in connection with any required Tax Return or in connection with any audit, proceeding, suit or action; and

(iii) the use of the parties’ commercially reasonable efforts to obtain any documentation from a Governmental Authority or a third party that may be necessary or helpful in connection with the foregoing.

(b) Provide Information. Except as set forth in Section 15, LMC, Spinco and RMT Parent shall keep each other reasonably informed with respect to any material development relating to the matters subject to this Agreement.

(c) Tax Attribute Matters. LMC, Spinco and RMT Parent shall promptly advise each other with respect to any proposed Tax adjustments that are the subject of an audit or investigation, or are the subject of any proceeding or litigation, and that may affect any Tax liability or any Tax Attribute (including, but not limited to, basis in an asset or the amount of earnings and profits) of any member of the Leidos Group or any member of the Lockheed Martin Group, respectively.

(d) Specified Tax Matters. Notwithstanding and without limitation of any other provision in this Section 14, Spinco and RMT Parent shall consult and cooperate (and shall cause each other member of their respective Groups to consult and cooperate) fully at such time and to the extent requested by LMC in connection with all Specified Tax Matters. Such cooperation shall include, without limitation:

(i) to the extent requested by LMC, at LMC’s sole cost and expense, the use of reasonable best efforts to obtain from the relevant Governmental Authority any applicable exemption from or other Tax Benefit with respect to Taxes arising from a Specified Tax Matter;

(ii) the retention, and provision on request, of any and all information including all books, records, documentation or other information pertaining to Specified Tax Matters, any necessary explanations of information, and access to personnel, until one year after the expiration of the applicable statute of limitation (giving effect to any extension, waiver, or mitigation thereof); and

(iii) at LMC’s sole cost and expense, the use of the parties’ reasonable best efforts to obtain any support or documentation from a Governmental Authority or a third party, any necessary involvement and participation from a Governmental Authority, and any other cooperation from a third party, that may be necessary or helpful in connection with the foregoing, including filing requests for equitable adjustment, instituting and prosecuting lawsuits against the United States Government (the “USG”) to compel it to preclude the assessment and collection of Taxes with respect to Specified Tax Matters, and/or instituting and prosecuting lawsuits against the USG to compel it to reimburse any Taxes assessed with respect to Specified Tax Matters; provided, however, that in such event, a party shall only be obligated to seek available administrative and judicial remedies through the level of the appropriate Board of Contract Appeals or the Court of Federal Claims; and provided, further, that a party shall not be required to appeal any decision of the appropriate Board of Contract Appeals or the Court of Federal Claims unless the parties shall otherwise agree.

For the avoidance of doubt, (A) in the event that Spinco or RMT Parent are then engaged in interactions with a Governmental Authority with respect to matters the subject of which is similar to those in dispute in connection with Specified Tax Matters (a “Similar Matter”), Spinco and RMT Parent shall devote such resources and otherwise use efforts with respect to Specified Tax Matters that are at least comparable to the level of efforts employed by Spinco or RMT Parent, as the case may be, with respect to such Similar Matters, including, for the avoidance of doubt, obtaining cooperation from a third party that may be necessary or helpful in connection with the foregoing, including instituting and prosecuting lawsuits against the USG with respect to a Specified Tax Matter, (B) the obligations set forth in this Section 14(d) shall apply without regard to whether LMC elects to control a Tax Proceeding with respect to a Specified Tax Matter, and (C) RMT Parent may, upon providing written notice to LMC of its agreement to bear any Tax liability in connection with such a Specified Tax Matter, assume absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any such Specified Tax Matter.

(e) Confidentiality and Privileged Information. Any information or documents provided under this Agreement shall be kept confidential by the party receiving the information or documents, except as may otherwise be necessary in connection with the filing of required Tax Returns or in connection with any audit, proceeding, suit or action. Notwithstanding any other provision of this Agreement or any other agreement, (i) no member of the Lockheed Martin Group or Leidos Group, respectively, shall be required to provide any member of the Leidos Group or Lockheed Martin Group, respectively, or any other Person access to or copies of any information or procedures other than information or procedures that relate solely to Spinco, the business or assets of any member of the Spinco Group or matters for which RMT Parent or Lockheed Martin Group, respectively, has an obligation to indemnify under this Agreement, and (ii) in no event shall any member of the Lockheed Martin Group or the Leidos Group, respectively, be required to provide any member of the Leidos Group or Lockheed Martin Group, respectively, or any other Person access to or copies of any information if such action could reasonably be expected to result in the waiver of any privilege. Notwithstanding the foregoing, in the event that LMC or RMT Parent, respectively, determines that the provision of any information to any member of the Leidos Group or Lockheed Martin Group, respectively, could be commercially detrimental or violate any law or agreement to which LMC or RMT Parent, respectively, is bound, LMC or RMT Parent, respectively, shall not be required to comply with the foregoing terms of this Section 14(e) except to the extent that it is able, using commercially reasonable efforts, to do so while avoiding such harm or consequence.

SECTION 15. Audits and Contest.

(a) Notice. Each of LMC, Spinco and RMT Parent shall promptly notify the other parties in writing upon the receipt from a relevant Taxing Authority of any notice of a Tax Proceeding that may give rise to an indemnification obligation under this Agreement; provided that a party’s right to indemnification under this Agreement shall not be limited in any way by a failure to so notify, except to the extent that the Indemnifying Party is prejudiced by such failure.

(b) LMC Control. Notwithstanding anything in this Agreement to the contrary but subject to Section 15(c), LMC shall have the right to control any Tax Proceeding with respect to any Tax matters of (i) a Combined Group or any member of a Combined Group (as such), (ii) any member of the Lockheed Martin Group and (iii) any member of the Spinco Group relating solely to a Pre-Distribution Period (an “LMC Tax Proceeding”). LMC shall have absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any LMC Tax Proceeding; provided, however, that to the extent that any LMC Tax Proceeding is reasonably likely to give rise to an indemnity obligation of Spinco or RMT Parent under Section 12 hereof or materially increase the Taxes allocated to any member of the Leidos Group pursuant to Section 4, (i) LMC shall keep RMT Parent informed of all material developments and events relating to any such LMC Tax Proceeding, (ii) at its own cost and expense, RMT Parent shall have the right to participate in (but not to control) the defense of any such LMC Tax Proceeding, provided that RMT Parent shall not have the right to participate in any such LMC Tax Proceeding occurring under CAP (a “CAP Proceeding”), and (iii), LMC shall not settle or compromise any such contest without RMT Parent’s written consent, which consent may not be unreasonably withheld, conditioned or delayed.

(c) Distribution Taxes. If any LMC Tax Proceeding relating to Distribution Taxes is reasonably likely to give rise to an indemnity obligation of Spinco or RMT Parent under Section 12 hereof, RMT Parent and LMC shall exercise joint control over the disposition of such LMC Tax Proceeding; provided that notwithstanding the foregoing, LMC shall have the right to control any CAP Proceeding, in which case (i) LMC shall keep RMT Parent informed of all material developments, (ii) RMT Parent, at its own expense, shall have the right to review, provide comments upon and consult with LMC regarding any written or oral presentation to a Taxing Authority relating to such CAP Proceeding within a reasonable period of time prior to such presentation and (iii) LMC shall not settle or compromise any such contest without RMT Parent’s written consent, which consent may not be unreasonably withheld, conditioned or delayed. LMC shall otherwise have the right to elect to control any LMC Tax Proceeding relating to Distribution Taxes; provided that LMC shall keep RMT Parent informed of all material developments.

(d) RMT Parent Participation; Specified Tax Matters. LMC shall have the right to elect to control, at LMC’s sole cost and expense, any Tax Proceeding relating to any Specified Tax Matter; provided, that LMC shall keep RMT Parent fully informed of all material developments relating to such matter; provided further that RMT Parent may, upon providing written notice to LMC of its agreement to bear any Tax liability in connection with such a Specified Tax Matter, revoke LMC’s right to control, and RMT Parent may assume absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any such Specified Tax Matter.

(e) RMT Parent Control. RMT Parent shall have the right to control any Tax Proceeding with respect to Spinco or any member of the Spinco Group relating to one or more members of the Spinco Group and to any Post-Distribution Period; provided, however, that to the extent any such matter may give rise to a claim for indemnity by Spinco or RMT Parent against LMC under Section 12(b) of this Agreement, (i) RMT Parent shall keep LMC informed of all material developments and events relating to such matters, (ii) at its own cost and expense, LMC shall have the right to participate in (but not to control) the defense of any such tax claim, provided that LMC shall not have the right to participate in any such Tax Proceeding that is a CAP Proceeding, except that LMC, at its own expense, shall have the right to review, provide comments upon and consult with RMT Parent regarding any written or oral presentation to a Taxing Authority relating to a CAP Proceeding with respect to Distribution Taxes within a reasonable period of time prior to such presentation and (iii) RMT Parent shall not settle or compromise any such tax claim without the prior written consent of LMC (which shall not be unreasonably withheld, conditioned or delayed).

SECTION 16. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

if to LMC or the Lockheed Martin Group, to:

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

Attention: David Heywood, Vice President, Taxes & General Tax Counsel

Telecopy: (301) 571-2949

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Neil Barr

Telecopy: (212) 450-5581

if to Spinco or the Spinco Group, to:

Abacus Innovations Corporation

c/o Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

Attention: President

Telecopy: (301) 897-6013

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Neil Barr

Telecopy: (212) 450-5581

if to RMT Parent or the Leidos Group, to:

Leidos Holdings, Inc.

11951 Freedom Drive

Reston, Virginia 20190

Attention: Vincent A. Maffeo, General Counsel

Telecopy: (571) 527-7955

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

920 N. King Street

Wilmington, Delaware 19801

Attention: Robert B. Pincus, Esq.

Telecopy: (302) 434-3090

or to such other address or telecopy number and with such other copies, as such party may hereafter specify for that purpose by notice to the other party. Each such notice, request or other communication shall be effective (a) on the day delivered (or if that day is not a Business Day, on the first following day that is a Business Day) when (i) delivered personally against receipt or (ii) sent by overnight courier, (b) on the day when transmittal confirmation is received if sent by telecopy (or if that day is not a Business Day, on the first following day that is a Business Day), and (c) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section 16.

SECTION 17. Costs and Expenses. Except as expressly set forth in this Agreement, each party shall bear its own costs and expenses incurred pursuant to this Agreement. For purposes of this Agreement, costs and expenses shall include, but not be limited to, reasonable attorneys’ fees, accountants’ fees and other related professional fees and disbursements. For the avoidance of doubt, unless otherwise specifically provided in the Transaction Documents, and to the extent not taken into account in the calculation of the Final Net Working Capital Amount, all liabilities, costs and expenses incurred in connection with this Agreement by or on behalf of Spinco or any member of the Spinco Group in any Pre-Distribution Period shall be the responsibility of LMC and shall be assumed in full by LMC.

SECTION 18. Effectiveness; Termination and Survival. Except as expressly set forth in this Agreement, as between LMC and Spinco, this Agreement shall become effective upon the consummation of the Distribution, and as between LMC, Spinco and RMT Parent, this Agreement shall become effective upon the consummation of the Merger. All rights and obligations arising hereunder shall survive until they are fully effectuated or performed; provided that, notwithstanding anything in this Agreement to the contrary, this Agreement shall remain in effect and its provisions shall survive for one year after the full period of all applicable statutes of limitation (giving effect to any extension, waiver or mitigation thereof) and, with respect to any claim hereunder initiated prior to the end of such period, until such claim has been satisfied or otherwise resolved. This agreement shall terminate without any further action at any time before the Closing upon termination of the Merger Agreement.

SECTION 19. Specific Performance. Each party hereto acknowledges that the remedies at law of the other party for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

SECTION 20. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

SECTION 21. Entire Agreement; Amendments and Waivers.

(a) Entire Agreement.

(i) This Agreement, the other Transaction Documents and any other agreements contemplated hereby or thereby constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof.

(ii) THE PARTIES ACKNOWLEDGE AND AGREE THAT NO REPRESENTATION, WARRANTY, PROMISE, INDUCEMENT, UNDERSTANDING, COVENANT OR AGREEMENT HAS BEEN MADE OR RELIED UPON BY ANY PARTY OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT AND IN THE OTHER TRANSACTION DOCUMENTS. WITHOUT LIMITING THE GENERALITY OF THE DISCLAIMER SET FORTH IN THE PRECEDING SENTENCE, NEITHER LMC NOR ANY OF ITS AFFILIATES HAS MADE OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATIONS OR WARRANTIES IN ANY PRESENTATION OR WRITTEN INFORMATION RELATING TO THE SPINCO BUSINESS GIVEN OR TO BE GIVEN IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS OR IN ANY FILING MADE OR TO BE MADE BY OR ON BEHALF OF LMC OR ANY OF ITS AFFILIATES WITH ANY GOVERNMENTAL AUTHORITY, AND NO STATEMENT MADE IN ANY SUCH PRESENTATION OR WRITTEN MATERIALS, MADE IN ANY SUCH FILING OR CONTAINED IN ANY SUCH OTHER INFORMATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE. SPINCO ACKNOWLEDGES THAT LMC HAS INFORMED IT THAT NO PERSON HAS BEEN AUTHORIZED BY LMC OR ANY OF ITS AFFILIATES TO MAKE ANY REPRESENTATION OR WARRANTY IN RESPECT OF THE SPINCO BUSINESS OR IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS, UNLESS IN WRITING AND CONTAINED IN THIS AGREEMENT OR IN ANY OF THE OTHER TRANSACTION DOCUMENTS TO WHICH THEY ARE A PARTY.

(b) Amendments and Waivers.

(i) This Agreement may be amended, and any provision of this Agreement may be waived if and only if such amendment or waiver, as the case may be, is in writing and signed, in the case of an amendment, by the parties or, in the case of a waiver, by the party against whom the waiver is to be effective.

(ii) No failure or delay by either party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. Any term, covenant or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but only by a written notice signed by such party expressly waiving such term, covenant or condition. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

SECTION 22. Governing Law and Interpretation. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware (without regard to the choice of law provisions thereof).

SECTION 23. Dispute Resolution. In the event of any dispute relating to this Agreement, including but not limited to whether a Tax liability is a liability of the Lockheed Martin Group, the Spinco Group or the Leidos Group, the parties shall work together in good faith to resolve such dispute within thirty (30) days. In the event that such dispute is not resolved, upon written notice by a party after such thirty (30)-day period, the matter shall be referred to a U.S. Tax counsel or other Tax advisor of recognized national standing (the “Tax Arbiter”) that will be jointly chosen by the LMC and RMT Parent; provided, however, that, if the LMC and the RMT Parent do not agree on the selection of the Tax Arbiter after five (5) days of good faith negotiation, the Tax Arbiter shall consist of a panel of three U.S. Tax counsel or other Tax advisor of recognized national standing with one member chosen by the LMC, one member chosen by the RMT Parent, and a third member chosen by mutual agreement of the other members within the following ten (10)-day period. Each decision of a panel Tax Arbiter shall be made by majority vote of the members. The Tax Arbiter may, in its discretion, obtain the services of any third party necessary to assist it in resolving the dispute. The Tax Arbiter shall furnish written notice to the parties to the dispute of its resolution of the dispute as soon as practicable, but in any event no later than ninety (90) days after acceptance of the matter for resolution. Any such resolution by the Tax Arbiter shall be binding on the parties, and the parties shall take, or cause to be taken, any action necessary to implement such resolution. All fees and expenses of the Tax Arbiter shall be shared equally by the parties to the dispute. If the parties are unable to find a Tax Arbiter willing to adjudicate the dispute in question and whom the parties, acting in good faith find acceptable, then the dispute shall be resolved in the manner set forth in Section 10.11 of the Merger Agreement.

SECTION 24. Counterparts. This Agreement may be signed in any number of counterparts (including by facsimile or PDF), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

SECTION 25. Successors and Assigns; Third Party Beneficiaries. Except as provided below, this Agreement shall be binding upon and shall inure only to the benefit of the parties hereto and their respective successors and assigns, by merger, acquisition of assets or otherwise (including but not limited to any successor of a party hereto succeeding to the Tax Attributes of such party under Applicable Tax Law). This Agreement is not intended to benefit any Person other than the parties hereto and such successors and assigns, and no such other Person shall be a third party beneficiary hereof. Upon the Closing, this Agreement shall be binding on RMT Parent and RMT Parent shall be subject to the obligations and restrictions imposed on Spinco hereunder, including, without limitation, the indemnification obligations of Spinco under Section 12.

SECTION 26. Authorization, Etc. Each of the parties hereto hereby represents and warrants that it has the power and authority to execute, deliver and perform this Agreement, that this Agreement has been duly authorized by all necessary corporate action on the part of such party, that this Agreement constitutes a legal, valid and binding obligation of each such party, and that the execution, delivery and performance of this Agreement by such party does not contravene or conflict with any provision or law or of its charter or bylaws or any agreement, instrument or order binding on such party.

SECTION 27. Change in Tax Law. Any reference to a provision of the Code, Treasury regulations or any other Applicable Tax Law shall include a reference to any applicable successor provision of the Code, Treasury regulations or other Applicable Tax Law.

SECTION 28. Principles. This Agreement is intended to calculate and allocate certain Tax liabilities of the members of the Spinco Group and the members of the Lockheed Martin Group to Spinco, LMC and RMT Parent (and their respective Groups), and any situation or circumstance concerning such calculation and allocation that is not specifically contemplated by this Agreement shall be dealt with in a manner consistent with the underlying principles of calculation and allocation in this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first written above.

Lockheed Martin Corporation on its own behalf and on behalf of the members of the Lockheed Martin Group.

By:	/s/ Gregory L. Psihas
Name:	Gregory L. Psihas
Title:	Vice President, Corporate Development

Spinco on its own behalf and on behalf of the members of the Spinco Group.

By:	/s/ Stephen M. Piper
Name:	Stephen M. Piper
Title:	President

Leidos Holdings, Inc. on its own behalf and on behalf of the members of the Leidos Group.

By:	/s/ Roger A. Krone
Name:	Roger A. Krone
Title:	Chief Executive Officer

[SIGNATURE PAGE TO TAX MATTERS AGREEMENT]